Exhibit 99.1

ASX Market Announcement

GTG and ‘Wellworks for You’ sign B2B sales & marketing deal covering 750 employer groups and 2 million U.S. employees.

Melbourne, Australia, May 6, 2024: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease, is pleased to announce the execution of a strategic joint sales & marketing agreement with US based Wellworks for You Inc. (Wellworks). As part of the agreement, Wellworks will incorporate the geneType portfolio of tests into its fully flexible, scalable employee wellness solutions for organizations and businesses across the U.S, providing direct access to more than two million personnel.

Executing GTG’s inaugural Business to Business (B2B) collaboration with U.S. based Wellworks facilitates the company’s entry into Wellworks’ expansive network of self-insured employers with the geneType Risk Assessment Test portfolio.

Assuming a conservative adoption rate of 2% across the Wellworks network, we anticipate this collaboration will generate an impressive 40,000 units in geneType sales in the first year of implementation, potentially scaling to 5% or 100,000 tests in year three. This partnership marks a pivotal milestone in both the GTG and Wellworks expansion strategies.

●	Wellworks provides a personalised approach for corporate wellness for U.S. employers and their employees.

●	The partnership will provide access to Wellworks’ 750 employer groups and includes more than 2,000,000 covered lives.

●	Wellworks will refer their clients, employer groups and their employees, to geneType for Risk Assessment Testing as part of their overall corporate wellness program.

Since 2009 Pennsylvania based Wellworks has been providing wellness and risk management programs to employers and their employees with the goal of improving the overall well-being of their personnel. The company has more than 750 employer groups covering more than 2,000,000 lives. The geneType platform fits perfectly into Wellworks’ overall strategy of providing corporate wellness programs that are designed to increase productivity in the workplace.

GTG’s CEO, Simon Morriss, said “We are incredibly excited about our partnership with Wellworks. Wellworks is leading the way in providing corporate wellness programs across their employer networks. GTG and Wellworks believe inclusion of the geneType Risk Assessment portfolio will provide a major point of differentiation for both companies, this a major step forward for GTG on our pathway to profitability”.

Wellworks CEO, Thomas Tegler, noted “Including the geneType Risk Assessment tests in our offering highlights our company’s commitment to well-being solutions that are not one-size-fits-all. Wellworks’ success has been built on custom-designed, data-supported programs. GeneType will be a strong addition to our portfolio and support our wellness strategy”.

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Authorised for release by the Board of Directors.

Enquiries

Simon Morriss

Chief Executive Officer

E: investors@genetype.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

About Wellworks For You

Since our founding in 2009, WellWorks For You Inc. has been dedicated to enhancing workplace wellness through innovative solutions and personalized services. With a commitment to improving employee health and productivity, we offer a comprehensive suite of wellness programs tailored to meet the unique needs of each organization. From cutting-edge genetic risk assessments to holistic wellness initiatives, our goal is to empower businesses to create healthier, happier, and more productive work environments. With a focus on evidence-based practices and a passion for promoting well-being, WellWorks For You Inc. is your trusted partner in achieving optimal workplace wellness. For more information, please visit https://www.wellworksforyou.com/

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.